Condensed Consolidated Financial Statements of

Almaden Minerals Ltd.

3rd Quarter Ended September 30, 2010

NOTICE OF NO AUDITOR REVIEW OF INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of Almaden Minerals Ltd. for the nine months ended September 30, 2010 have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of the interim financial statements by an entity’s auditor.

Almaden Minerals Ltd.
(an exploration stage company)
Condensed consolidated interim statements of financial position
(Unaudited - Expressed in Canadian dollars)
	September 30,	December 31,
	2010	2009
		(Note 16)
	$	$
ASSETS
Non-current assets
Exploration and evaluation assets (Note 7)	11,542,032	8,416,597
Property, plant and equipment (Note 5)	1,150,152	875,101
Reclamation deposit	124,764	84,000
Exploration and evaluation assets deposit (Note 7(f)(vii))	138,929	138,929
Investment (Note 6)	1,054,078	1,261,651
	14,009,955	10,776,278

Current assets
Inventory (Note 4)	274,768	274,768
Short term investment	2,000,000	-
Marketable securities (Note 3)	1,789,680	763,479
Accounts receivable and prepaid expenses	505,908	702,227
Cash and cash equivalents	17,840,450	13,142,671
	22,410,806	14,883,145

TOTAL ASSETS	36,420,761	25,659,423

EQUITY
Share Capital (Note 8)	61,947,823	50,877,609
Reserves (Note 8)	5,953,721	4,998,890
Deficit	(33,045,433)	(30,705,655)
	34,856,111	25,170,844

LIABILITIES
Non-current
Asset retirement obligation (Note 9)	117,609	135,016

Current liabilities
Accounts payable and accrued liabilities	1,286,395	353,563
Deferred exploration advances payable	160,646	-
	1,447,041	353,563

TOTAL EQUITY AND LIABILITIES	36,420,761	25,659,423

These consolidated financial statements are authorized for issue by the Board of Directors on November 4, 2010.
They are signed on the Company's behalf by:

/s/Duane Poliquin	/s/Donald M. Lorimer
Director	Director

Almaden Minerals Ltd.
(an exploration stage company)
Condensed consolidated interim statements of comprehensive loss
(Unaudited - Expressed in Canadian dollars)
	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
		(Note 16)		(Note 16)
	$	$	$	$
Revenue
Interest income	4,672	36,190	11,639	57,924
Drilling services	-	475,571	-	2,112,832
Other income	13,740	82,288	148,952	130,971
	18,412	594,049	160,591	2,301,727

Expenses
Drilling services expenses	-	342,236	-	1,164,526
Write-down of interest in
mineral properties	113,692	91,334	711,805	788,607
General and administrative
expenses (Schedule 1)	281,992	209,754	1,010,475	859,775
General exploration expenses	156,136	225,689	479,749	573,348
Share-based compensation	717,400	-	1,657,300	-
	1,269,220	869,013	3,859,329	3,386,256
	(1,250,808)	(274,964)	(3,698,738)	(1,084,529)
Loss on equity investment (Note 6)	(3,271)	(17,043)	(62,158)	(79,841)
Loss on dilution	(59,691)	(196,476)	(145,416)	(196,476)
Income on mineral property
options	153,483	6,705	1,908,431	51,554
Loss gain on sale of marketable securities	(46,931)	(29,440)	(253,880)	(19,570)
Gain on sale of property, plant and equipment	-	-	2,825	-
Foreign exchange loss	(60,984)	(218,012)	(90,842)	(299,762)
Loss before income taxes	(1,268,202)	(729,230)	(2,339,778)	(1,628,624)
Income tax	-	172,038	-	219,790

Net loss	(1,268,202)	(557,192)	(2,339,778)	(1,408,834)

Other comprehensive loss (income)
Unrealized gain (loss) on available-for-sale
marketable securities arising during
the period	93,480	294,429	(445,949)	490,135
Reclassification adjustment for
losses included in net loss	45,731	29,200	251,135	19,200
Other comprehensive gain (loss)	139,211	323,629	(194,814)	509,335

Total comprehensive loss	(1,128,991)	(233,563)	(2,534,592)	(899,499)

Basic and diluted net loss per share	(0.03)	(0.01)	(0.05)	(0.03)

Almaden Minerals Ltd.
(an exploration stage company)
Condensed consolidated interim statements of cash flows
(Unaudited - Expressed in Canadian dollars)
	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
		(Note 16)		(Note 16)
	$	$	$	$
Operating activities
Net loss	(1,268,202)	(557,192)	(2,339,778)	(1,408,834)
Items not affecting cash
Loss on equity investment	3,271	17,043	62,158	79,841
Loss on dilution	59,691	196,476	145,416	196,476
Depreciation	37,636	42,816	106,681	126,685
Income on mineral property options	(153,483)	(6,705)	(1,908,431)	(51,554)
Loss on sale of marketable securities	46,931	29,440	253,880	19,570
Write-down of interest in mineral properties	113,692	91,334	711,805	788,607
Share-based payments	717,400	-	1,657,300	-
Gain on sale of property, plant and equipment	-	-	(2,825)	-
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(37,615)	(126,061)	196,319	(151,353)
Accounts payable and accrued liabilities	1,079,272	(149,409)	932,832	(138,279)
Deferred exploration advances payable	160,646	-	160,646	-
	759,239	(462,258)	(23,997)	(538,841)
Financing activities
Issuance of shares, net of share issue costs	9,079,840	-	10,544,841	209,087
Investing activities
Reclamation deposit	-	(2,500)	(40,764)	(2,500)
Short term invesment	(2,000,000)	-	(2,000,000)	-
Marketable securities
Purchases	-	-	(1,550)	-
Net proceeds	165,557	50,560	473,565	70,435
Property, plant and equipment
Purchases	(305,779)	(15,538)	(384,097)	(28,178)
Net proceeds	-	-	5,190	-
Mineral properties
Costs	(2,298,908)	(78,341)	(3,875,409)	(930,253)
Net proceeds	-	62,992	-	119,958
	(4,439,130)	17,173	(5,823,065)	(770,538)
Net cash inflow (outflow)	5,399,949	(445,085)	4,697,779	(1,100,292)
Cash and cash equivalents, beginning of period	12,440,501	11,570,743	13,142,671	12,318,950
Cash and cash equivalents, end of period	17,840,450	11,125,658	17,840,450	11,218,658
Supplemental cash and cash equivalents information - Note 12

Interest paid	-	-	-	-
Interest received	4,672	36,190	11,639	57,924
Taxes paid	-	-	-	-
Taxes received	-	-	-	-

Almaden Minerals Ltd.
(an exploration stage company)
Condensed consolidated interim statements of changes in equity
(Unaudited - Expressed in Canadian dollars)

	Share Capital		Reserves
			Equity settled		Available-for-
	Number of		employee		sale financial
	shares	Amount	benefits	Warrants	assets	Deficit	Total
		$	$		$	$	$

Balance, January 1, 2009 (Note 16)	45,525,829	49,159,392	4,509,023	176,741	(1,358,650)	(28,419,696)	24,066,810
Shares issued for cash on exercise of stock options	154,000	59,752	-	-	-	-	59,752
Share-based payments	-	-	67,500	-	-	-	67,500
Private placements	3,293,316	1,658,465	-	981,985	-	-	2,640,450
Total comprehensive loss for the period	-	-	-	-	622,291	(2,285,959)	(1,663,668)
Balance, December 31, 2009 (Note 16)	48,973,145	50,877,609	4,576,523	1,158,726	(736,359)	(30,705,655)	25,170,844
Shares issued for cash on exercise of stock options	680,000	542,400	-	-	-	-	542,400
Fair value of share options allocated to shares issued on exercise	-	324,700	(324,700)	-	-	-	-
Share-based payments	-	-	1,657,300	-	-	-	1,657,300
Private placements	4,810,821	9,318,152	-	35,500	-	-	9,353,652
Shares issued for cash on exercise of warrants	505,658	666,507	-	-	-	-	666,507
Fair value of warrants allocated to shares issued on exercise	-	218,455	-	(218,455)	-	-	-
Total comprehensive loss for the period	-	-	-	-	(194,814)	(2,339,778)	(2,534,592)
Balance, September 30, 2010	54,969,624	61,947,823	5,909,123	975,771	(931,173)	(33,045,433)	34,856,111

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2010 (unaudited)
Presented in Canadian dollar

1.

Nature of operations and continuance of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties.  The address of the Company’s registered office is Suite 950 –1199 West Hastings Street, Vancouver, BC, Canada V6E 3T5.   The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition of mineral properties.

2.

Significant accounting policies

(a)

Conversion to International Financial Reporting Standards

The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that IFRS will replace Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises for financial periods beginning on or after January 1, 2011, with the option available to early adopt IFRS from periods beginning on or after January 1, 2009 upon receipt of approval from the Canadian Securities regulatory authorities.

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s first IFRS condensed consolidated interim financial statements for part of the period covered by the first IFRS consolidated annual financial statements to be presented in accordance with IFRS for the year ending December 31, 2010.  Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with GAAP.

(b)

Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale that have been measured at fair value.  In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  Actual results may differ from these estimates. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation and that are effective or available for early adoption on December 31, 2010, the Company’s first annual reporting date.

The standards that will be effective or available for voluntary early adoptions in the annual financial statements for the year ending December 31, 2010 are subject to change and may be affected by additional interpretation(s).  Accordingly, the accounting policies for the annual period that are relevant to these condensed consolidated interim financial statements will be determined only when the first IFRS financial statements are prepared for the year ending December 31, 2010.

The preparation of these condensed consolidated interim financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under GAAP.  The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements.  They also have been applied in preparing an opening IFRS balance sheet at January 1, 2009 for the purposes of the transition to IFRS, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards (IFRS 1). The impact of the transition from GAAP to IFRS is explained in Note 16.

(c)

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

	Jurisdiction	Nature of operations

Almaden America Inc.	Nevada	holding company
Republic Resources Ltd.	British Columbia	holding company
Almaden de Mexico, S.A. de C.V.	Mexico	exploration company
Minera Gavilan, S.A. de C.V.	Mexico	exploration company
Compania Minera Zapata, S.A. de C.V.	Mexico	exploration company

Investments where the Company has the ability to exercise significant influence, generally where the Company has a 20% to 50% equity interest, are accounted for using the equity method.  Under this method, the Company’s share of the investee’s earnings or losses is included in operations and its investments therein are adjusted by a like amount.  Dividends received from these investments are credited to the investment. The Company’s 21.8% interest in Tarsis Resources Ltd. is accounted for using the equity method.

Inter-company balances and transactions, including unrealised income and expenses arising from inter-company transactions, are eliminated in preparing the condensed consolidated interim financial statements.  Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee.  Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(d)

Foreign currencies

The presentation currency of the Company and the functional currency of the Company and each of its subsidiaries is the Canadian dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions.  At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(e)

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in the income statement.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the income statement.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Other financial liabilities: This category includes promissory notes, amounts due to related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

 (f)

Cash and cash equivalents

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.

(g)

Inventory

Inventory is valued at the lower of the average cost of mining and estimated net realizable value.

(h)

Property, plant and equipment

Property, plant and equipment are stated at cost and are depreciated annually on a declining-balance basis at the following rates:

Automotive equipment	30%
Computer hardware and software	30%
Field equipment	20%
Furniture and fixtures	20%
Geological data library	20%
Mill equipment	30%
Drill equipment	20%
Leasehold improvements	20% straight-line

The Company compares the carrying value of property, plant and equipment to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment whenever events or circumstances warrant.

(i)

Impairment of equipment and intangible assets (excluding goodwill)

Equipment and finite life intangible assets are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. If any such indication is present, the recoverable amount of the asset is estimated in order to determine whether impairment exists. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount. Impairment is recognized immediately as additional depreciation. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal is recognized as a reduction in the depreciation charge for the period.

(j)

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales tax or duty.  The following specific recognition criteria must also be met before revenue is recognized:

Interest income

Revenue is recognized as interest accrues (using the effective interest rate, that is, the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Drilling services and other income

Revenue from drilling services and other income is recognized upon completion of the services for which the measurement of the consideration can be reasonably assured and the ultimate collection is reasonably assured.

(k)

Exploration and evaluation

The Company is in the exploration stage with respect to its investment in mineral properties and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims and crediting all revenues received against the cost of the related claims.  Such costs include, but not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Upon transfer of “Exploration and evaluation costs” into “Mine Development”, all subsequent expenditure on the construction, installation or completion of infrastructure facilities is capitalised within “Mine development”.  After production starts, all assets included in “Mine development” are transferred to “Producing Mines”.

All capitalized exploration and evaluation expenditure is monitored for indications of impairment.  Where a potential impairment is indicated, assessments are performed for each area of interest.  To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations.  Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

(l)

Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the statement of financial position liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for:  goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting or taxable loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.  To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(m)

Share-based payment transactions

The share option plan allows the Company’s employees and consultants to acquire shares of the Company.  The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

 (n)

Asset retirement obligation

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying value of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.  These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has $104,000 of reclamation deposits held with the Ministry of Mines should any other asset retirement obligation arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in British Columbia and $20,764 of reclamation deposits held with the State of Nevada should any asset retirement obligation arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in Nevada.

When the Company enters into an option agreement on its mineral properties, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

(o)

Loss per share

The Company presents the basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

(p)

Significant accounting judgments and estimates

The preparation of these condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The condensed consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•

the recoverability of amounts receivable and prepayments which are included in the condensed consolidated interim statement of financial position;

•

the carrying value of the marketable securities and the recoverability of the carrying value which are included in the condensed consolidated interim statement of financial position;

•

the carrying value of the investment and the recoverability of the carrying value which are included in the condensed consolidated interim statement of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the condensed consolidated interim statement of financial position and the related depreciation included in the consolidated statement of comprehensive loss;

•

the inputs used in accounting for share purchase option expense in the condensed consolidated interim statement of comprehensive loss;

•

the provision for income taxes which is included in the condensed consolidation interim statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the condensed consolidated interim statement of financial position at September 30, 2010;

•

the inputs used in determining the net present value of the liabilities for asset retirement obligations included in the condensed consolidated interim statement of financial position; and

•

the inputs used in determining the various commitments and contingencies accrued in the condensed consolidated interim statement of financial position.

 (q)

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2010 reporting period.  The following standards are assessed not to have any impact on the Company’s financial statements:

•

IAS 24, Related Party Disclosure: effective for accounting periods commencing on or after January 1, 2011;

•

IFRS 9, Financial Instruments: effective for accounting periods commencing on or after January 1, 2013; and

•

IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments: effective for accounting periods commencing on or after July 1, 2010.

3.

Marketable securities

Marketable securities consist of equity securities over which the Company does not have control or significant influence.  Marketable securities are designated as available for sale and valued at fair value.  Unrealized gains and losses due to period end revaluation to fair value, other than those determined to be other than temporary losses, are recorded as other comprehensive income or loss.  During the nine  months ended September 30, 2010, the Company determined that $Nil of the unrealized loss recorded in available-for-sale financial assets represented an other than temporary loss.

4.

Inventory

Inventory consists of 1,597 ounces of gold bullion (2009 – 1,597) which is valued at the lower of average cost of mining and estimated net realizable value.  The market value of the gold at September 30, 2010 is $2,152,118 (December 31, 2009 - $1,839,421).

5.

Property, plant and equipment (Schedule 2)

At September 30, 2010 the mill equipment was not ready for use.  Depreciation will be charged when the mill equipment is ready for use.

6.

Investment

On July 23, 2007, the Company sold interests in certain mineral exploration properties located in the Yukon Territory and Mexico for a total of 3,500,000 common shares of Tarsis Resources Ltd. (“Tarsis”) resulting in a gain on sale of $969,314 and the recording of an initial investment in Tarsis in the amount of $1,120,000.  In addition, Almaden retained a net smelter royalty equal to 2% of all metals discovered on the properties.  As per the original agreement, during the year ended December 31, 2008, Almaden received 500,000 common shares of Tarsis when one of the properties became subject to an option agreement with an arm’s length third party with a commitment by the third party to expend a minimum of $500,000 on the property.

In May 2008, the Company sold its interest in the Prospector Mountain property located in the Yukon Territory for 100,000 common shares of Tarsis and a cash payment of $30,000.  Almaden retained a 2% net smelter royalty over any minerals produced from the property, however, half of the net smelter royalty may be purchased at any time after production commences for fair value as determined by an independent valuator.  Tarsis also agreed to issue 500,000 common shares of Tarsis upon receipt of a bankable feasibility study for the property.

In December 2007, Almaden’s interest in Tarsis was diluted from an initial 41% to 30% resulting in the recognition of a gain on dilution of $436,296.  In the year ended December 31, 2008, Almaden’s interest in Tarsis increased from 30% to 33.2%.  In the year ended December 31, 2009, Almaden’s interest in Tarsis decreased from 33.2% to 27.6% resulting in the recognition of a loss on dilution of $196,476. In the nine months ended September 30, 2010, Almaden’s interest in Tarsis decreased from 27.6% to 21.8% resulting in the recognition of a loss on dilution of $145,416.

Almaden has one director and two officers in common with Tarsis.  Almaden is accounting for this investment using the equity accounting method as the Company has determined that significant influence exists.  Almaden has recorded its equity share of Tarsis’ loss during the nine months ended September 30, 2010 in the amount of $62,158 (2009 - $79,841).

The fair value of the investment at September 30, 2010 is $2,296,000 (December 31, 2009 - $738,000).

During the nine months ended September 30, 2010, the Company charged Tarsis $39,979 (2009 - $42,010) for office rent and various expenses.  These amounts were valued at the exchange amount agreed to by the parties.

7.

Exploration and evaluation assets (Schedule 3)

The following is a description of the Company’s most significant property interest and related spending commitments:

(a)

Elk

The Company acquired a 100% interest in the Elk Mine in southern British Columbia by staking.  The Company processed ore from the Siwash Vein in the mid-1990’s on a bulk sampling basis.  A National Instrument 43-101 resource report has been completed for the property.

 (b)

Caballo Blanco

The Company has a 100% interest in the Caballo Blanco property.  The underlying owner would also receive a NSR of 2.5% to 1% based on the rate of production.  The Company can purchase 50% of this NSR for a fixed payment of US$750,000.   During 2007, the Company  entered into an agreement with Canadian Gold Hunter Corp., now NGEx Resources Inc. (“NGEx”).  To earn a 70% interest, NGEx must make a US$500,000 payment upon signing a formal agreement (received), issue 1,000,000 shares to the Company (received) and incur exploration expenditures totalling US$12,000,000 over six years and fund all costs required for the completion of a bankable feasibility study.  In February 2010, the Company agreed to terms with NGEx and Goldgroup Resources Inc. (“Goldgroup”).  NGEx and Goldgroup concluded an arrangement whereby Goldgroup could take over NGEx’s (not yet exercised) option agreement to acquire a 70% interest in the prospect from Almaden. Under the terms of the agreement, a portion of the property will be separated from that agreement to form the now named “El Cobre” project, to be owned 60% by Almaden and 40% by Goldgroup.  This arrangement is subject to Goldgroup earning its 70% interest in the prospect. Goldgroup has agreed to pay a NSR to NGEx of 1.5% on Goldgroup’s portion of both the El Cobre and Caballo Blanco projects.  Both Almaden and Goldgroup will hold a working interest in the El Cobre Project.  Almaden will be the operator of the exploration programs.

(c)

         Tuligtic

The Company acquired a 100% interest in the Tuligtic property by staking.  During 2009, the Company entered into an agreement with Antofagasta Minerals S.A. (“Antofagasta”).  To earn a 60% interest in the property, Antofagasta would have to incur exploration expenditures of US$7,000,000 and make payments to Almaden of US$1,000,000 over five years.  In February 2010, Antofagasta terminated its option on the property.

(d)

San Carlos / San Jose

The Company acquired a 100% interest in the San Carlos claims by staking and purchased a 100% interest in the San Jose claim subject to a 2% NSR.  During 2007, the Company purchased the NSR for US$20,000 and issued 25,000 share purchase warrants for a term of three years exercisable at a price of $3.00 per share.  During the nine months ended September 30, 2010, these warrants expired unexercised.

(e)

Caldera

The Company acquired a 100% interest in the Caldera property by staking.  During the nine months ended September 30, 2010, the Company entered into an agreement with Windstorm Resources Inc. ("Windstorm").  To earn a 60% interest in the property, Windstorm would have to incur exploration expenditures of US$5,000,000 and issue 1,000,000 shares to the Company within six years.

(f)

Other

(i)

Nicoamen River

The Company acquired a 100% interest in the Nicoamen River property by staking.  During 2009, the Company entered into an agreement with Fairmont Resources Inc. (“Fairmont”).  To earn a 60% interest, Fairmont has to incur exploration expenditures of $2,000,000, pay Almaden $25,000 and issue 300,000 shares to the Company within five years from the listing of the stock on the TSX Venture or other Canadian Stock Exchange.

(ii)

Skoonka Creek

The Company has a 34.14% interest in the Skoonka Creek gold property.

(iii)

Merit

The Company acquired a 100% interest in the Merit property by staking.  During 2010, the Company entered into an agreement with Sunburst Explorations Inc. (“Sunburst”).  To earn a 60% interest, Sunburst has to incur exploration expenditures of $3,000,000 and issue 700,000 shares to the Company within five years from the listing of the stock on the TSX Venture Exchange.

(iv)

Yago

The Company acquired a 100% interest in the Tepic claim by staking and purchased a 100% interest in the La Sarda, Guadalupe and Sagitario claims.  During 2007, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”).  To earn a 60% interest, Spire had to incur exploration expenditures totalling $3,500,000 and issue 800,000 shares to the Company over five years.  During 2009, the Company terminated Spire’s option to acquire an interest in the property.

(v)

Bufa

The Company acquired a 100% interest in the Guadalupe claim by staking.  During 2005, the Company entered into an agreement with Lincoln Gold Corp. (“Lincoln”).   To earn a 60% interest, Lincoln had to incur exploration expenditures of US$3,500,000 and issue 1,550,000 shares to the Company over five years.  In February 2010, the Company sold 100% interest in the property to Lincoln for 6,000,000 common shares of Lincoln to the Company (fair market value on receipt – $1,770,000).  The Company retains a 2% NSR.

(vi)

Gallo de Oro

During 2007, the Company acquired a 100% interest in the As de Oro claim for US$50,000.  During 2006, the Company entered into an agreement to acquire a 100% interest in the Gallo de Oro claim.  To earn its interest, the Company had to pay US$50,000 by October 30, 2009. At December 31, 2009, all of this obligation had been paid.

(vii)

Matehuapil

During 2007, the Company was successful in its bid to acquire a 100% interest in the Matehuapil claim.  An initial payment of $117,572, representing 20% of the purchase price, was paid.  The Company was required to put up two bonds (“Mineral property deposit”), one in the amount of $446,964 representing four pending instalment payments of 20% each to be paid in six month instalments from the issuance of title and one in the amount of $138,929 to pay for the purchase of an NSR royalty. During 2008, the Company paid the remainder of the purchase price outright.  The bond in the amount of $446,964 was returned to the Company and the bond for the purchase of the NSR royalty will remain in place until the NSR is purchased.    The Company subsequently entered into an agreement with Apex Silver Mines Limited, now Golden Minerals Company (“Golden Minerals”).  To earn a 60% interest, Golden Minerals must incur exploration expenditures of US$2,600,000 by December 1, 2013 and make cash payments of Mexican pesos $3,312,000 by July 10, 2009 (received).

(viii)

Tropico

During 2008, the Company and its 60% joint venture partner Santoy Resources Ltd. entered into an agreement with Skeena Resources Ltd. (“Skeena”).  To earn a 60% interest, Skeena had to incur exploration expenditures totalling US$3,000,000 and issue a total of 1,250,000 shares to the joint venture over 5 years.  During the nine months ended September 30, 2010, the joint venture sold its 100% interest in the property to Skeena.  The Company received  2,560,000 common shares of Skeena (fair market value on receipt - $153,600).  The joint venture retains a 2% NSR.

8.

Capital and reserves

(a)

Authorized share capital

At September 30, 2010, the authorized share capital comprised an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)

Details of private placement issues of common shares in 2010 and 2009 are as follows:

The Company issued 3,000,000 common shares on September 22, 2010 on a private placement basis at a price of $2.50 per share.  Cash commissions, a corporate finance fee and expenses totalled $617,189.  On September 28, 2010, the Company issued a further 450,000 common shares at a price of $2.50 per share on the closing of the over-allotment option portion of the September 22, 2010 private placement.  Cash commissions totalling $78,750 were paid.

The Company issued 1,003,821 common flow-through shares on June 29, 2010 on a private placement basis at a price of $1.20 per unit, after incurring issue costs of $104,919.   49,997 broker’s warrants entitling the brokers to purchase 49,997 shares at $1.20 per shares until June 29, 2011 were issued to brokers in respect of this placement. The fair value of the broker’s warrants of $7,500 was allocated to share capital and contributed surplus.

The Company issued 350,000 units on March 16, 2010 on a private placement basis at a price of $1.00 per unit, after incurring issue costs of $32,078.  Each unit consists of one common flow-through share and one-half of a non-flow-through warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.00 per share until March 16, 2011.   4,375 non-flow-through common shares and 2,625 flow-through shares were issued to finders in respect of this placement. The fair value of the warrants issued as part of the private placement of $40,250 was allocated to share capital and contributed surplus.

The Company issued 3,060,000 units on December 17, 2009 on a private placement basis at a price of $0.85 per share, after incurring issue costs of $169,637.  Each unit consists of one common share and one-half of a warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.40 per share until December 17, 2011.  The fair value of the warrants issued as part of the private placement of $774,560 was allocated to share capital and contributed surplus. 236,000 finders warrants entitling the finder to purchase 236,000 units at $0.85 per unit until

December 17, 2011 were issued to a finder in respect of this placement. The fair value of the finder’s warrant of $146,320 was allocated to share capital and contributed surplus.

The Company issued 226,316 units on March 31, 2009 on a private placement basis at a price of $0.95 per share, after incurring issue costs of $12,563.  Each unit consists of one common flow-through share and one-half of a non-flow-through warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.15 per share until March 31, 2010.  The fair value of the warrants issued as part of the private placement of $61,105 was allocated to share capital and contributed surplus.  7,000 non-flow-through common shares were issued to a finder in respect of this placement.

(c)

Warrants

The continuity of warrants for the period ended September 30, 2010 is as follows:

Expiry date	Exercise Price	Dec 31 2009	Granted	Exercised	Expired/ cancelled	Sep 30 2010
March 20, 2010	$ 3.00	25,000	-	-	(25,000)	-
September 30, 2010	$ 1.15	113,158	-	113,158	-	-
December 17, 2011	$ 0.85	236,000	-	-	-	236,000
December 17, 2011	$ 1.40	1,648,000	-	305,000	-	1,343,000
March 16, 2011	$ 1.25	-	175,000	87,500	-	87,500
June 29, 2011	$ 1.20	-	49,997	-	-	49,997
		2,022,158	224,997	(505,658)	(25,000)	1,716,497

Weighted average
exercise price		$ 1.34	$ 1.04	$1.32	$ 3.00	$ 1.31

On March 31, 2010, the Company extended the expiry date of 113,158 warrants for six months.

The fair value of the warrants issued June 29, 2010 was estimated at $7,500 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 1.54%; expected life of 1 year; dividend rate of 0%; and volatility of 58.29%.

The fair value of the warrants issued March 16, 2010 was estimated at $28,000 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 1.63%; expected life of 1 year; dividend rate of 0%; and volatility of 67.14%.

The fair value of the warrants issued December 17, 2009 was estimated at $920,880 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 1.36%; expected life of 2 years; dividend rate of 0%; and volatility of 90.75%.

The fair value of the warrants issued March 31, 2009 was estimated at $61,105 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of .96%; expected life of 1 year; dividend rate of 0%; and volatility of 109.37%.

(d)

Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At September 30, 2010, the Company had reserved 591,962 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.  All options granted during the nine months ended September 30, 2010 vested on the date granted . The continuity of stock options for the period ended September 30, 2010 is as follows:

Expiry date	Exercise price	Dec 31 2009	Granted	Exercised	Expired/ cancelled	Sep 30 2010
June 17, 2010	$ 1.79	240,000	-	-	(240,000)	-
September 15, 2010	$ 1.07	140,000	-	(140,000)	-	-
July 6, 2011	$ 2.50	1,795,000	-	-	-	1,795,000
September 10, 2012	$ 2.32	500,000	-	-	-	500,000
November 15, 2012	$ 2.68	100,000	-	-	-	100,000
December 13, 2012	$ 2.52	50,000	-	-	-	50,000
March 17, 2013	$ 2.35	40,000	-	-	-	40,000
December 29, 2013	$ 0.68	655,000	-	(480,000)	-	175,000
November 25, 2014	$ 0.81	150,000	-	-	-	150,000
January 4, 2015	$ 1.14	-	1,140,000	(50,000)	-	1,090,000
April 7, 2015	$ 0.94	-	75,000	-	-	75,000
June 21, 2015	$ 1.00	-	240,000	-	-	240,000
July 16, 2015	$ 0.92	-	210,000	(10,000)	-	200,000
August 27, 2015	$ 2.22	-	380,000	-	-	380,000
September 20, 2015	$ 2.67	-	100,000	-	-	100,000
Options outstanding and exercisable		3,670,000	2,145,000	(680,000)	(240,000)	4,895,000

Weighted average
exercise price		$ 1.98	$ 1.39	$ 0.80	$ 1.79	$ 1.88

The weighted average grant date fair value of 100,000 stock options granted on September 20, 2010 was $1.56. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.00%; expected life of 5 years; expected volatility of 69.44%; and expected dividends of $Nil.

The weighted average grant date fair value of 380,000 stock options granted on August 27, 2010 was $1.19. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.00%; expected life of 5 years; expected volatility of 68.86%; and expected dividends of $Nil.

The weighted average grant date fair value of 210,000 stock options granted on July 16, 2010 was $0.52. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.00%; expected life of 5 years; expected volatility of 65.67%; and expected dividends of $Nil.

The weighted average grant date fair value of 240,000 stock options granted on June 21, 2010 was $0.54. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.59%; expected life of 5 years; expected volatility of 66.46%; and expected dividends of $Nil.

The weighted average grant date fair value of 75,000 stock options granted on April 7, 2010 was $0.62. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.59%; expected life of 4 years; expected volatility of 69.02%; and expected dividends of $Nil.

The weighted average grant date fair value of 1,140,000 stock options granted on January 4, 2010 was $0.67. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.59%; expected life of 5 years; expected volatility of 65.27%; and expected dividends of $Nil.

The weighted average grant date fair value of 150,000 stock options granted on November 25, 2009 was $0.45. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.12%; expected life of 5 years; expected volatility of 63.74%; and expected dividends of $Nil.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

9.

Asset retirement obligation

The Company’s asset retirement obligation consists of reclamation costs for the Siwash gold deposit on the Elk property in British Columbia and is estimated to be settled in 3 years at the earliest.  The estimated total undiscounted amount to settle the asset retirement obligation is $152,073.  This amount has been discounted using a pre-tax discount rate of 4.16 percent.  The accretion for the nine months ended September 30, 2010 was $6,081 (2009 - $4,263).

10.       Related party transactions and balances

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the nine months ended September 30, 2010

	Short-term employee benefits $	Post-employment Benefits	Other long-term benefits	Termination benefits	Share-based payments $	Total $
Hawk Mountain Resources Ltd.(a)	152,925	n/a	n/a	(c)	396,000(e)	548,925
Morgan Poliquin Chief Executive Officer	123,750	n/a	n/a	(c)	442,500(f)	566,250
Pacific Opportunity Capital Ltd.(b)	45,000	n/a	n/a	(d)	50,250(g)	95,250
Mark Blythe Vice-President-Mining	37,406	n/a	n/a	n/a	46,500(h)	83,906

For the nine months ended September 30, 2009

	Short-term employee benefits $	Post-employment Benefits	Other long-term benefits	Termination benefits	Share-based payments $	Total $
Hawk Mountain Resources Ltd.(a)	138,900	n/a	n/a	(c)	Nil	138,900
Morgan Poliquin Chief Executive Officer	123,750	n/a	n/a	(c)	Nil	123,750
Pacific Opportunity Capital Ltd.(b)	45,000	n/a	n/a	(d)	Nil	45,000
Mark Blythe Vice-President-Mining	37,406	n/a	n/a	n/a	Nil	37,406

(a)

Hawk Mountain Resources Ltd., a private company controlled by the Chairman of the Company.

(b)

Pacific Opportunity Capital Ltd., a company controlled by the Chief Financial Officer of the Company.

(c)

If terminated without cause, payment of an amount equal to 2 times the then current base fee; by death, payment of an amount equal to 6 months of the then current base fee; and following a change of control, payment of an amount equal to 3 times the then current base fee.

(d)

If terminated by death or disability, payment of an amount equal to 3 months of the then current base fee.

(e)

Comprised of options granted pursuant to the Company’s stock option plan. The value of 220,000 option-based awards at the January 4, 2010 grant date is based on the fair value of the awards ($0.67), the value of 240,000 option-based awards at the June 21, 2010 grant date is based on the fair value of the awards ($0.54) and the value of 100,000 option-based awards at the August 27, 2010 grant date is based on the fair value of the awards ($1.19), all calculated using the Black-Scholes-Merton model.  All options vested upon grant.

(f)

Comprised of options granted pursuant to the Company’s stock option plan. The value of 350,000 option-based awards at the January 4, 2010 grant date is based on the fair value of the awards ($0.67), the value of 100,000 option-based awards at the July 16, 2010 grant date is based on the fair value of the awards ($0.52) and the value of 100,000 option-based awards at the September 20, 2010 grant date is based on the fair value of the awards ($1.56), all calculated using the Black-Scholes-Merton model.  All options vested upon grant.

(g)

Comprised of options granted pursuant to the Company’s stock option plan. The value of 75,000 option-based awards at the January 4, 2010 grant date is based on the fair value of the awards ($0.67) calculated using the Black-Scholes-Merton model. All options vested upon grant.

(h)

Comprised of options granted pursuant to the Company’s stock option plan. The value of 75,000 option-based awards at the April 7, 2010 grant date is based on the fair value of the awards ($0.62) calculated using the Black-Scholes-Merton model. All options vested upon grant.

During the nine months ended September 30, 2010, $33,000 (2009 - $33,000) was paid in Directors fees.

Related party assets / liabilities

	Services for	As at September 30, 2010	As at December 31, 2009
Amounts due to:
Nil

Amounts due from:
Tarsis Resources Ltd.	Rent and office expenses	$13,922	$ 13,179

11.

Loss per share

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the nine months ended September 30, 2010 was based on the loss attributable to common shareholders of $2,339,778 (2009 – ($1,408,834) and a weighted average number of common shares outstanding of 49,840,081 (2009 – 45,683,082).

Diluted loss per share did not include the effect of 4,895,000 stock options and 1,716,497 warrants (2009 – 4,480,000 and 224,158, respectively) as they are anti-dilutive.

12.

Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

	September 30, 2010	September 30, 2009 (Note 16)
	$	$
Investing activities
Reversal of contributed surplus on exercise of options	324,700	-
Reversal of contributed surplus on exercise of warrants	218,455	-
Fair value of warrants upon completion of private placement	35,550	61,105

Supplemental information regarding the split between cash and cash equivalents is as follows:

	September 30, 2010	September 30, 2009 (Note 16)
	$	$
Cash	11,405,703	3,819,435
Government of Canada (T-Bills)	2,199,274	7,399,223
Bankers Acceptance	2,999,493	-
US$ bank deposit note	1,235,980	-
	17,840,450	11,218,658

13.

Commitments and contingencies

(a)

The Company has, in the normal course of business, entered into various long-term contracts which include commitments for future operating payments for the rental of premises as follows:

$
2010	15,017
2011	5,000
Thereafter	-
20,017

(b)

During 2007, the Company entered into contracts with its Chairman and Chief Executive Officer  for remuneration of $165,000 annually (amended), for two years, renewable for two additional successive terms of 24 months.

(c)

During 2007, the Company entered into an Agreement with its Chief Financial Officer and a company controlled by him for remuneration of $60,000 annually for a term of one year, renewable for additional successive terms of 12 months.

14.

Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and accounts payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $1,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $1,000.

(b)

Credit risk

The Company’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates over the twelve months following the balance sheet date.  The Company does not have any asset-backed commercial paper in its short-term investments.  The Company’s HST and VAT receivable consists primarily of harmonized sales tax due from the federal government of Canada and value-added tax due from the government of Mexico.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within twelve months of the balance sheet date.

 (d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments is limited because these investments, although available for sale, are generally held to maturity.

A 1% change in the interest rate would change the Company’s net income by $87,000.

(e)

Commodity price risk

The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company’s input costs are also affected by the price of fuel.  The Company monitors gold and fuel prices to determine the appropriate course of action to be taken by the Company.

15.

Management of capital risk

The Company manages its cash and cash equivalents, common shares, stock options and warrants as  capital.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$17,840,450	$-	$-	$17,840,450
Marketable securities	1,789,680	-	-	1,789,680
Short-term investment	2,000,000	-	-	2,000,000
	$21,630,130	$-	$-	$21,630,130

16.

Transition to International Financial Reporting Standards

As stated in Note 2, these are the Company’s first condensed consolidated interim financial statements for the period covered by the first annual consolidated financial statements prepared in accordance with IFRS.

The accounting policies in Note 2 have been applied as follows:

•

in preparing the condensed consolidated interim financial statements for the nine months ended September 30, 2010;

•

the comparative information for the nine months ended September 30, 2009;

•

the statement of financial position as at  December 31, 2009; and

•

 the preparation of an opening IFRS statement of financial position on the Transition Date, January 1, 2009.

In preparing the opening IFRS statement of financial position, comparative information for the nine months ended September 30, 2009 and the financial statements for the year ended December 31, 2009, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP (“CAGAAP”).

An explanation of how the transition from CAGAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables.

The guidance for the first time adoption of IFRS are set out in IFRS 1.  IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS.  In preparing these financial statements, the Company has elected to apply the following transitional arrangements:

(a)

Business combinations

IFRS1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS.  The Company takes advantage of this election and applies IFRS 3 to business combinations that occurred on or after January 1, 2009.  There is no adjustment required to the January 1, 2009’s statement of financial position on the transition date.

(b)

Share-based payment transactions

IFRS 2 Share-based Payment has not been applied to equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before January 1, 2009.

(c)

IAS 27 – Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively.  As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

(d)

IAS 23 – Borrowing Costs

IAS 23 Borrowing costs has not been applied to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009.

(e)

Property, plant and equipment

IAS 16 Property, plant and equipment allows for property, plant and equipment to continue to be carried at cost less depreciation, same as under CAGAAP.

(f)

Flow-through shares

Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under US GAAP and CAGAAP however there is no equivalent IFRS guidance.  Therefore, the Company intends to adopt a policy whereby the premium paid for flow through shares in excess of the market value of the shares without the flow through features at the time of issue is credited to other liabilities and included in income at the time the qualifying expenditures are made. As a result, during fiscal 2009, the Company reversed the $93,000 income tax recovery recorded as a result of flow-through shares in the Statement of Comprehensive Loss and reversed the offsetting $93,000 direct charge to Deficit in the Statement of Shareholders’ Equity. There is no material impact of this accounting change as at the Transition Date to the Statement of Financial Position at January 1, 2009 nor to the balance of the Deficit or related reserves as at that date.

(g)

Reclassification within Equity section

IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change.  The Company examined its “contributed surplus” account and concluded that as at the Transition Date, $4,509,023 relates to “Equity settled employee benefit reserve”, and $176,741 relates to “Reserves for warrants”.  As a result, the Company believes that a reclassification would be necessary in the equity section between “Contributed surplus” and the various reserve accounts totalling $4,685,764.

For comparatives, as at September 30, 2009, $4,746,869 “contributed surplus” account was reclassified into $4,509,023 “Equity settled employee benefit reserve” and $237,846 “Reserves for warrants”.  Furthermore, as at December 31, 2009, $5,735,249 “contributed surplus” account was broken down into $4,576,523 “Equity settled employee benefit reserve” and $1,158,726 “Reserves for warrants”.

In addition, the Company reclassifies the “Accumulated other comprehensive income” account into “Reserves – Available-for-sale financial assets” as certain terminologies are different under IFRS.

17.

Subsequent event

The Company issued 81,200 common flow-through shares on October 13, 2010 on a private placement basis at a price of $3.50 per share.  Cash commission totalling $8,400 have been paid.

Subsequently 22,500 warrants were exercised for proceeds to the Company of $30,000.

Almaden Minerals Ltd.
Notes to condensed consolidated interim financial statements as at September 30, 2010
(Unaudited - Expressed in Canadian Dollars)

Reconciliation of Assets, Liabilities and Equity

			As at January 1, 2009			As at September 30, 2009			As at December 31, 2009

			Effect of			Effect of			Effect of
			Transition to			Transition to			Transition to
	note	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS

ASSETS
Non-current assets
Property, plant and equipment		$1,013,580	$-	$1,013,580	$915,073	$-	$915,073	$875,101	$-	$875,101
Investment		1,549,036	-	1,549,036	1,272,718	-	1,272,718	1,261,651	-	1,261,651
Reclamation deposit		81,500	-	81,500	84,000	-	84,000	84,000	-	84,000
Mineral property deposit		138,929	-	138,929	138,929	-	138,929	138,929	-	138,929
Mineral properties		8,235,749	-	8,235,749	8,302,355	-	8,302,355	8,416,597	-	8,416,597
		11,018,794	-	11,018,794	10,713,075	-	10,713,075	10,776,278	-	10,776,278

Current assets
Inventory		274,768	-	274,768	274,768	-	274,768	274,768	-	274,768
Marketable securities		340,893	-	340,893	771,123	-	771,123	763,479	-	763,479
Accounts receivable and		448,675	-	448,675	600,028	-	600,028	702,227	-	702,227
prepaid expenses										0
Cash and cash equivalents		12,318,950	-	12,318,950	11,218,658	-	11,218,658	13,142,671	-	13,142,671
		13,383,286	-	13,383,286	12,864,577	-	12,864,577	14,883,145	-	14,883,145
									-
TOTAL ASSETS		$24,402,080	$-	$24,402,080	$23,577,652	$-	$23,577,652	$25,659,423	$-	$25,659,423

Almaden Minerals Ltd.
Notes to condensed consolidated interim financial statements as at September 30, 2010
(Unaudited - Expressed in Canadian Dollars)

Reconciliation of Assets, Liabilities and Equity

			As at January 1, 2009			As at September 30, 2009			As at December 31, 2009

			Effect of			Effect of			Effect of
			Transition to			Transition to			Transition to
	note	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS

EQUITY
Share capital		$49,159,392	$-	$49,159,392	$49,307,374	$-	$49,307,374	$50,877,609	$-	$50,877,609
Reserves
Equity settled employee benefits	16g	-	4,509,023	4,509,023	-	4,509,023	4,509,023	-	4,576,523	4,576,523
Warrants	16g	-	176,741	176,741	-	237,846	237,846	-	1,158,726	1,158,726
Available-for-sale financial assets	16g	-	(1,358,650)	(1,358,650)	-	(849,315)	(849,315)	-	(736,359)	(736,359)
Contributed surplus	16g	4,685,764	(4,685,764)	-	4,746,869	(4,746,869)	-	5,735,249	(5,735,249)	-
Accumulated other comprehensive income	16g	(1,358,650)	1,358,650	-	(849,315)	849,315	-	(736,359)	736,359	-
Deficit		(28,419,696)	-	(28,419,696)	(29,828,530)	-	(29,828,530)	(30,705,655)	-	(30,705,655)
		24,066,810	-	24,066,810	23,376,398	-	23,376,398	25,170,844	-	25,170,844

LIABILITIES
Non-current liabilities
Asset retirement obligation		129,332	-	129,332	133,595	-	133,595	135,016	-	135,016

Current liabilities
Accounts payable and accrued liabilities		205,938	-	205,938	67,659	-	67,659	353,563	-	353,563
		335,270	-	335,270	201,254	-	201,254	488,579	-	488,579

TOTAL EQUITY AND LIABILITIES		$24,402,080	$-	$24,402,080	$23,577,652	$-	$23,577,652	$25,659,423	$-	$25,659,423

Almaden Minerals Ltd.
Notes to condensed consolidated interim financial statements as at September 30, 2010
(Unaudited - Expressed in Canadian Dollars)

Reconciliation of Loss and Comprehensive Loss

		Nine months ended September 30, 2009			Year ended December 31, 2009

			Effect of			Effect of
			Transition to			Transition to
	note	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS
Revenue
Interest income		$57,924	$-	$57,924	$169,458	$-	$169,458
Drilling services		2,112,832	-	2,112,832	2,112,832	-	2,112,832
Other income		130,970	-	130,970	158,329	-	158,329
		2,301,726	-	2,301,726	2,440,619	-	2,440,619

Expenses
Drilling services expenses		1,164,525	-	1,164,525	1,218,518	-	1,218,518
Write-down of interests in mineral
properties		788,607	-	788,607	890,811	-	890,811
General and administrative expenses
(Schedule 1)		859,775	-	859,775	1,291,253	-	1,291,253
General exploration expenses		573,348	-	573,348	665,055	-	665,055
Stock option compensaiton		-	-	-	67,500	-	67,500
		3,386,255	-	3,386,255	4,133,137	-	4,133,137
		(1,084,529)	-	(1,084,529)	(1,692,518)	-	(1,692,518)
Loss on equity investment		(79,841)	-	(79,841)	(90,908)	-	(90,908)
(Gain) loss on dilution		(196,476)	-	(196,476)	(196,476)	-	(196,476)
Write-down of marketable securities		-	-		(80,600)	-	(80,600)
Income on mineral property options		51,554	-	51,554	77,360	-	77,360
(Loss) gain on sale of marketable
securities		(19,570)	-	(19,570)	(26,790)	-	(26,790)
Foreign exchange gain		(299,762)	-	(299,762)	(415,755)	-	(415,755)

Loss before income taxes		(1,628,624)	-	(1,628,624)	(2,425,687)	-	(2,425,687)
Income tax recovery	16f	312,790	(93,000)	219,790	232,728	(93,000)	139,728

Net loss		(1,315,834)	-	(1,408,834)	(2,192,959)	-	(2,285,959)

Other comprehensive loss (income)
Unrealized gains and losses on
available-for-sale financial assets
arising during the period		490,135	-	490,135	596,051	-	596,051
Reclassification adjustment for gains
and losses included in net loss		19,200	-	19,200	26,240	-	26,240

Other comprehensive loss		509,335	-	509,335	622,291	-	622,291

Total comprehensive loss		$(806,499)	$-	$(899,499)	$(1,570,668)	$-	$(1,663,668)

Almaden Minerals Ltd.
Notes to condensed consolidated interim financial statements as at September 30, 2010
(Unaudited - Expressed in Canadian Dollars)

Reconciliation of Cash Flows

		Nine months ended September 30, 2009			Year ended December 31, 2009

			Effect of			Effect of
			Transition to			Transition to
	note	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS
Operating activities
Net loss	16f	$(1,315,834)	$(93,000)	$(1,408,834)	$(2,192,959)	$(93,000)	$(2,285,959)
Items not affecting cash
Future income tax recovery	16f	(93,000)	93,000	-	(93,000)	93,000	-
Loss on equity investment		79,841	-	79,841	90,908	-	90,908
Loss (gain) on dilution		196,476	-	-	196,476	-	196,476
Depreciation		126,685	-	126,685	169,973	-	169,973
Loss (gain) on sale of marketable
securities		19,570	-	19,570	26,790	-	26,790
Write-down of marketable securities		-	-	-	80,600	-	80,600
Income on mineral property options		(51,554)	-	(51,554)	(77,360)	-	(77,360)
Write-down of interests in mineral
properties		788,607	-	788,607	890,811	-	890,811
Stock-option compensation		-	-	-	67,500	-	67,500
Change in non-cash working capital
componenents
Accounts receivable and prepaid
expenses		(151,353)	-	(151,353)	(253,552)	-	(253,552)
Accounts payable and accrued
liabilities		(138,279)	-	(138,279)	147,625	-	147,625
		(538,841)	-	(735,317)	(946,188)	-	(946,188)

Financing activities
Issuance of share, net of share
issue costs		209,087	-	209,087	2,700,202	-	2,700,202

Investing activities
Reclamation deposit		(2,500)	-	-	(2,500)	-	(2,500)
Marketable securities
Net proceeds		70,435	-	70,435	103,217	-	103,217
Property, plant and equipment
Purchases		(28,178)	-	(28,178)	(31,494)	-	(31,494)
Mineral properties
Costs		(930,253)	-	(930,253)	(1,119,474)	-	(1,119,474)
Proceeds		119,958	-	119,958	119,958	-	119,958
		(770,538)	-	(768,038)	(930,293)	-	(930,293)

Net cash (outflow) inflow		(1,100,292)	-	(1,100,292)	823,721	-	823,721
Cash and equivalents,
beginning of period		12,318,950	-	12,318,950	12,318,950	-	12,318,950
Cash and equivalents,
end of period		$11,218,658	$-	$11,218,658	$13,142,671	$-	$13,142,671

Almaden Minerals Ltd.		Schedule 1
(an exploration stage company)
Condensed consolidated schedules of general and administrative expenses
(Unaudited - Expressed in Canadian dollars)
	Nine months ended September 30,
	2010	2009
		(Note 16)
	$	$

Professional fees	141,835	118,349
Office and license	210,359	194,998
Travel and promotion	143,713	99,990
Depreciation	106,681	126,685
Insurance	83,951	84,035
Rent	121,212	98,584
Stock exchange fees	124,639	65,753
Directors fees	33,495	33,495
Regulatory compliance	27,456	23,099
Transfer agent fees	17,134	14,787
	1,010,475	859,775

Almaden Minerals Ltd.										Schedule 2
(An exploration stage company)
Condensed consolidated schedules of property, plant and equipment
(unaudited)

	Automotive	Furniture	Computer	Computer	Geological	Field	Mill	Leasehold	Drill
	equipment	and fixtures	hardware	software	data library	equipment	equipment	improvements	equipment	Total
	$	$	$	$	$	$	$	$	$	$

Cost
Balance as at January 1, 2009	371,015	130,400	258,427	80,455	65,106	331,950	323,264	27,181	476,270	2,064,068
Additions
Assets acquired	0	3,035	6,677	0	0	21,783	0	0	0	31,495
Balance as at December 31, 2009	371,015	133,435	265,104	80,455	65,106	353,733	323,264	27,181	476,270	2,095,563
Additions
Assets acquired	27,893	5,191	5,757	24,368	0	36,978	0	0	283,910	384,097
Disposals
Assets disposed	0	0	0	0	0	(41,703)	0	0	0	(41,703)
Balance as at September 30, 2010	398,908	138,626	270,861	104,823	65,106	349,008	323,264	27,181	760,180	2,437,957

Accumulated depreciation
Balance as at January 1, 2009	214,224	107,388	192,012	43,264	46,403	202,149	0	18,215	226,833	1,050,488
Depreciation for the period	47,037	4,906	20,926	11,158	3,740	28,139	0	4,180	49,888	169,974
Balance as at December 31, 2009	261,261	112,294	212,938	54,422	50,143	230,288	0	22,395	276,721	1,220,462
Disposals
Assets disposed	0	0	0	0	0	(39,338)	0	0	0	(39,338)
Depreciation for the period	27,484	3,517	12,201	7,941	2,244	20,613	0	2,748	29,933	106,681
Balance as at September 30, 2010	288,745	115,811	225,139	62,363	52,387	211,563	0	25,143	306,654	1,287,805

Carrying amounts
At January 1, 2009	156,791	23,012	66,415	37,191	18,703	129,801	323,264	8,966	249,437	1,013,580
At December 31, 2009	109,754	21,141	52,166	26,033	14,963	123,445	323,264	4,786	199,549	875,101
At September 30, 2010	110,163	22,815	45,722	42,460	12,719	137,445	323,264	2,038	453,526	1,150,152

Almaden Minerals Ltd.										Schedule 3
(an exploration stage company)
Condensed consolidated schedules of exploration and evaluation assets
(unaudited)

									Total	Total
									September 30,	December 31,
	Elk	ATW	Willow	Caballo Blanco	Tuligtic	San Carlos	Caldera	Various Other	2010	2009
	$	$	$	$	$	$	$	$	$	$
Mineral properties,
Balance, beginning of period	1,075,694	46,451	148,254	4,321	11,070	1	50,205	354,398	1,690,394	1,740,696
Additions					219,486			132,044	351,530	79,616
Proceeds from options								(153,600)	(153,600)	(20,900)
Recoveries										0
Writedown of deferred
acquisition costs								(1,637)	(1,637)	(186,378)
Income on mineral properties								153,483	153,483	77,360

Balance, end of period	1,075,694	46,451	148,254	4,321	230,556	1	50,205	484,688	2,040,170	1,690,394

Deferred Exploration Costs
Balance, beginning of year	5,170,058	847,863	332,610	66,694	23,360	0	372,461	(86,843)	6,726,203	6,495,053

Costs incurred during the period
Drilling and related costs	894,566	198,839	7,406		299,980	139,450		168,064	1,708,305	766,742
Professional/technical fees	308,969	6,760	5,815	4,883	36,650	10,941	6,446	87,918	468,382	363,002
Claim maintenance/lease cost	1,500	6,757	19,783	748	61,664	51,942	29,264	138,098	309,756	306,649
Geochemical	83,535				55,257	17,642		61,323	217,757	83,527
Travel and accomodation	51,141		314		48,384	10,902	1,275	40,675	152,691	140,100
Camp costs	169,704								169,704	0
Truck rental and fuel	51,307								51,307	0
Geology, engineering	179,401			900					180,301	162,788
Salaries and wages					49,305	21,323	2,083	65,996	138,707	132,431
Supplies & misc.	12,314	34	117		10,471	1,959	591	44,348	69,834	110,608
Geophysical, geosciences	54,310				6,790			19,320	80,420	123,975
Reclamation, environmental	19,242				1,835		3,720	7,894	32,691	34,573
Proceeds from options							(23,000)	(1,770,000)	(1,793,000)	(109,958)
Recoveries		(3,200)		(1,859)				(50,916)	(55,975)	(1,178,854)
Write-down of deferred
exploration costs						(254,158)		(456,010)	(710,168)	(704,433)
Income on mineral properties								1,754,948	1,754,948	0
	1,825,989	209,190	33,435	4,672	570,336	0	20,379	111,658	2,775,659	231,150

Balance, end of period	6,996,047	1,057,053	366,045	71,366	593,696	0	392,840	24,815	9,501,862	6,726,203

Total	8,071,741	1,103,504	514,299	75,687	824,252	1	443,045	509,503	11,542,032	8,416,597